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FILED BY INFORMATION RESOURCES, INC. LITIGATION
CONTINGENT PAYMENT RIGHTS TRUST
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: INFORMATION RESOURCES, INC.
REGISTRATION NO. 333-108592

ATTENTION: IMPORTANT INFORMATION FOR
INFORMATION RESOURCES, INC. STOCKHOLDERS

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT MAY CHANGE. WE MAY NOT COMPLETE THE OFFER UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO THE CONTINGENT VALUE RIGHTS CERTIFICATES DESCRIBED BELOW IS EFFECTIVE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY ANY SECURITIES, IN ANY STATE WHERE ANY SUCH OFFER IS NOT PERMITTED.

SUPPLEMENT TO
THE PRELIMINARY PROSPECTUS DATED SEPTEMBER 8, 2003 OF
INFORMATION RESOURCES, INC. LITIGATION
CONTINGENT PAYMENT RIGHTS TRUST
AND TO
THE OFFER TO PURCHASE DATED SEPTEMBER 8, 2003 OF
GINGKO CORPORATION

October 20, 2003

Dear Information Resources, Inc. Stockholder:

        We are writing to you in connection with the tender offer commenced on September 8, 2003 by Gingko Acquisition Corp. to purchase all of the outstanding shares of common stock of Information Resources, Inc. Since we last sent materials to you describing the terms of this offer and the Contingent Value Rights certificates to be issued in the offer, we wanted to be sure that you were aware of certain changes to those terms and to the disclosure in our current SEC filings relating to these matters. In particular, we would note the following:

  •
  Under improved terms of the offer, Information Resources stockholders who tender into the offer will receive the following for each share of Information Resources common stock so tendered:

  –
  $3.30 per share in cash (as noted in the offering materials previously sent to you); and

  –
  one Contingent Value Right per share. These Contingent Value Rights are being issued by Information Resources, Inc. Litigation Contingent Payment Rights Trust, and they will entitle the holders of those securities in the aggregate, to 68% of any proceeds from the lawsuit by Information Resources against ACNielsen and others below $200 million—compared to 60% of any such proceeds below $200 million under the prior terms of the offer—and 75% of those proceeds above $200 million, in each case subject to certain adjustments (as further described in the offering materials). In addition, under the revised terms of the offer, the independent rights agent, who under the terms of the contingent value rights agreement is appointed by a majority of the four other rights agents, must be a holder of (or an employee of a holder of) at least 2.5% of the outstanding Contingent Value Rights (if there is such a holder who is willing to perform that service) who is not affiliated with Gingko Corporation, Information Resources, Symphony Technology Group, Tennenbaum Capital Partners, LLC or any of their respective affiliates. We have included as Annex 1 to this letter calculations of the aggregate amounts that would be payable to holders of the Contingent Value Rights certificates, assuming various hypothetical amounts of any proceeds that may be received by Information Resources from any favorable settlement or judgment in the ACNielsen lawsuit.

  •
  Approval of the Contingent Value Rights certificates for quotation on the NASDAQ National Market (or a comparable national securities exchange) was a condition to completion of the offer by Gingko Acquisition Corp. You should be aware that there is no current market for the Contingent Value Rights certificates, and it was recently learned from NASDAQ officials that the Contingent Value Rights certificates will not qualify for quotation on the NASDAQ National Market due to certain of that market's issuer quotation requirements. As a result of this development and due to the listing requirements of The New York Stock Exchange, we believe that the Contingent Value Rights certificates are unlikely to qualify for quotation on a national securities exchange that is comparable to NASDAQ. After learning this information from NASDAQ, we promptly called officials of the OTC Bulletin Board to explore the possibility of quoting the Contingent Value Rights certificates on the OTC Bulletin Board. Information Resources' financial advisor, William Blair & Company, L.L.C., thereafter applied for quotation of the Contingent Value Rights certificates on the OTC Bulletin Board in its capacity as an authorized OTC Bulletin Board market maker. This application for quotation is currently pending before the OTC Bulletin Board, and we will issue a press release if and when that application is approved. As a result of these developments, Gingko Acquisition Corp. has irrevocably waived the condition to its offer that the Contingent Value Rights certificates be approved for quotation on the NASDAQ National Market (or a comparable national securities exchange), subject to satisfaction of the condition that the certificates are approved for quotation on the OTC Bulletin Board.*

*
It is possible that any such quotation on the OTC Bulletin Board will not occur, whether because the Contingent Value Rights certificates will not satisfy the requirements for inclusion on the OTC Bulletin Board or otherwise. If the Contingent Value Rights certificates cannot be quoted or listed on any acceptable trading system and the offer is nevertheless consummated, there would likely be only minimal or no trading channels for these securities. This would result in severely reduced liquidity for investors in the securities after completion of the offer. Even if the Contingent Value Rights certificates are so quoted or listed and the Offer is thereafter completed, it is possible that an active market will not develop or be sustained. Alternative markets such as the OTC Bulletin Board are generally considered to be less efficient than, and not as broad as, the NASDAQ National Market. Further, the price at which these securities may trade at any time after completion of the offer could be subject to rapid and substantial change, depending upon, among other things, developments in the antitrust litigation.

•
On October 19, 2003, Gingko Corporation and Gingko Acquisition Corp. entered into written tender and voting agreements with two Information Resources stockholders who collectively own approximately 12.50% of the outstanding common stock of Information Resources. Under those agreements, those stockholders have agreed to tender all shares currently held by them and any shares that they subsequently acquire.

•
As disclosed in the offer materials previously sent to you, Information Resources' financial advisor, William Blair & Company, L.L.C., has rendered an opinion, dated September 6, 2003, to Information Resources' Board of Directors to the effect that, subject to the assumptions and qualifications set forth in such opinion, the consideration then-proposed to be received by the holders of Information Resources common stock in the then-proposed transaction was fair to such holders from a financial point of view. For your information, we have included a description of this September 6 opinion and the related financial analysis by William Blair as Annex 2 to this letter.

•
In the offer materials previously sent to you, we described a number of risks attendant to holding an investment in the Contingent Value Rights certificates. Since the distribution of those materials, we have disclosed certain additional risks and revised to some degree the description of the risks previously noted to you in response to comments from the SEC staff. For your convenience, we have included as Annex 3 to this letter a complete set of the revised risk factors that are currently described in our SEC filings and are associated with an investment in the Contingent Value Rights certificates.

* * * * *

        This letter supplements the information in the Offer to Purchase dated September 8, 2003 of Gingko Acquisition Corp., in the preliminary prospectus dated September 8, 2003 of Information Resources, Inc. Litigation Contingent Payment Rights Trust, and in the other related tender offer materials, all of which have previously been mailed to you. If you have any questions regarding the terms of our offer and of the Contingent Value Rights certificates, you should read these materials as amended from time to time, and may obtain a copy of them at no cost from the SEC's website at www.sec.gov or from MacKenzie Partners, Inc., the Information Agent for the offer.

        Time is short, as the tender offer will expire at midnight, New York City time, on Wednesday, October 31, 2003, unless extended. Your Board of Directors has unanimously recommended that Information Resources stockholders tender their shares into Gingko's offer. We encourage you to act promptly and tender your shares early to be sure that they are received by the deadline. If you have any additional questions regarding the offer or you are uncertain on how to tender your shares, please contact MacKenzie Partners, Inc. at 800-322-2885 (toll-free) or 212-929-5500 (collect).

Sincerely,
GINGKO ACQUISITION CORP.
and
INFORMATION RESOURCES, INC. LITIGATION CONTINGENT PAYMENT RIGHTS TRUST

Certain Additional Information for Stockholders

        The solicitation and offer to purchase Information Resources, Inc. common stock is only made pursuant to the Offer to Purchase dated September 8, 2003 and related materials (including the Registration Statement on Form S-4 and preliminary prospectus dated September 8, 2003 of Information Resources, Inc. Litigation Contingent Payment Rights Trust), each as amended from time to time. Stockholders should read these materials carefully because they contain important information, including the terms and conditions of the tender offer. Stockholders can obtain the Offer to Purchase, the preliminary prospectus and all related materials, in each case as amended, at no cost from the SEC's website at www.sec.gov or from MacKenzie Partners, Inc., the Information Agent for the tender offer.

Forward-Looking Statements

        This letter contains certain forward-looking statements about Information Resources, Gingko and/or the ACNielsen lawsuit and the Contingent Value Rights certificates. When used in this letter, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", and similar expressions (and any statements at all relating to Contingent Value Rights certificate or lawsuit proceeds and taxes at the time of any Contingent Value Rights certificate distribution) as they relate to Information Resources, Gingko, the management of either such company, the transaction, the ACNielsen lawsuit or the Contingent Value Rights certificates are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Information Resources, Gingko, the trust and Symphony, including: the impact of general economic conditions in regions in which Information Resources currently does business, industry conditions, including competition, data availability and cost and the ability to renew existing customer contracts and relationships; fluctuations in exchange rates and currency values; capital expenditure requirements; legislative or regulatory requirements, changes in the tax laws, interest rates; access to capital markets; and the timing of and any value to be received in connection with the ACNielsen lawsuit and the Contingent Value Rights certificates. The actual results or performance by Information Resources or Gingko, and the actual proceeds (if any) to be received by Information Resources in respect of the ACNielsen lawsuit or the Contingent Value Rights certificates, could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations and financial condition of Information Resources or Gingko or the outcome of the ACNielsen lawsuit or the proceeds to be received in respect of the Contingent Value Rights certificates.

ANNEX 1

CALCULATION OF POSSIBLE PAYMENT AMOUNTS*

*
For a complete description of the terms, concepts and assumptions used in this Annex, you should refer to the Registration Statement on Form S-4 and preliminary prospectus dated September 8, 2003 of Information Resources, Inc. Litigation Contingent Payment Rights Trust, each as amended from time to time. You may obtain a copy of these materials from the SEC's website at www.sec.gov or from MacKenzie Partners at no cost.

        The following table illustrates a range of possible Contingent Value Rights certificate payment amounts that could result based on a range of hypothetical amounts of gross proceeds to Information Resources from its ACNielsen lawsuit. We have calculated the figures in the table based on the following assumptions:

  •
  contingency-based fees that are equal to 5% of gross litigation proceeds;

  •
  $5 million in claims expenses are incurred;

  •
  Information Resources incurs $400,000 in securities law compliance expenses and $500,000 in incremental liability insurance expenses;

  •
  the merger is completed following completion of the tender offer, and no Information Resources stockholder exercises appraisal rights with respect to the merger;

  •
  no adjustment is made for credit support costs (as described in the preliminary prospectus under "The Contingent Value Rights Agreement—Funding of Claims Expenses); and

  •
  the trust issues a total of 31,020,939 Contingent Value Rights certificates in the tender offer and the merger, and the trust does not subsequently issue additional Contingent Value Rights certificates or incur debt.

        We have made the above assumptions for the sole purpose of computing hypothetical payment amounts. These assumptions do not represent the expectations of the trust, Gingko Corporation, Information Resources or any other party as to what the actual figures will be.

				Per Rights Certificate
	Preliminary Rights Certificate Payment Amounts
			Rights Certificate Payment Amount	Gross Proceeds	Payment Amount
Gross Proceeds	Base	Excess
$0	$5,000,000.00	$0	$4,406,000.00	$0.00	$0.14	(1)
$50,000,000	$26,318,000.00	$0	$25,724,000.00	$1.61	$0.83
$100,000,000	$47,636,000.00	$0	$47,042,000.00	$3.22	$1.52
$150,000,000	$68,954,000.00	$0	$68,360,000.00	$4.84	$2.20
$200,000,000	$90,272,000.00	$0	$89,678,000.00	$6.45	$2.89
$250,000,000	$90,272,000.00	$23,512,500	$113,190,500.00	$8.06	$3.65
$300,000,000	$90,272,000.00	$47,025,000	$136,703,000.00	$9.67	$4.41
$350,000,000	$90,272,000.00	$70,537,500	$160,215,500.00	$11.28	$5.16
$400,000,000	$90,272,000.00	$94,050,000	$183,728,000.00	$12.89	$5.92
$450,000,000	$90,272,000.00	$117,562,500	$207,240,500.00	$14.51	$6.68
$500,000,000	$90,272,000.00	$141,075,000	$230,753,000.00	$16.12	$7.44
$550,000,000	$90,272,000.00	$164,587,500	$254,265,500.00	$17.73	$8.20
$600,000,000	$90,272,000.00	$188,100,000	$277,778,000.00	$19.34	$8.95
$650,000,000	$90,272,000.00	$211,612,500	$301,290,500.00	$20.95	$9.71
$700,000,000	$90,272,000.00	$235,125,000	$324,803,000.00	$22.57	$10.47
$750,000,000	$90,272,000.00	$258,637,500	$348,315,500.00	$24.18	$11.23
$800,000,000	$90,272,000.00	$282,150,000	$371,828,000.00	$25.79	$11.99
$850,000,000	$90,272,000.00	$305,662,500	$395,340,500.00	$27.40	$12.74
$900,000,000	$90,272,000.00	$329,175,000	$418,853,000.00	$29.01	$13.50
$950,000,000	$90,272,000.00	$352,687,500	$442,365,500.00	$30.62	$14.26
$1,000,000,000	$90,272,000.00	$376,200,000	$465,878,000.00	$32.24	$15.02

(1)
The positive payment amount for the $0 gross proceeds scenario is the result of the holders receiving the excess of (i) the $10 million deposited in escrow for the funding of claims expenses (as described in the preliminary prospectus under "The Contingent Value Rights Agreement—Funding of Claims Expenses) over (ii) the amount of claims expenses actually incurred. As noted above, one of the assumptions used for purposes of (and solely for the purpose of) these calculations is that $5 million in claims expenses are incurred, which would leave an excess of $5 million to be included in the Contingent Value Rights certificate payment amount.

ANNEX 2

OPINION OF FINANCIAL ADVISOR*

         William Blair & Company, L.L.C. has acted as financial advisor to Information Resources in connection with the offer, the merger and the merger agreement and related matters. In September 2003, Information Resources asked William Blair to render an opinion as to whether the merger consideration then proposed to be paid to the Information Resources stockholders pursuant to the offer, the merger and the merger agreement was fair to Information Resources stockholders from a financial point of view. On September 6, 2003, William Blair delivered an oral opinion, subsequently confirmed in writing, to Information Resources' board of directors, that, as of that date and based upon and subject to the assumptions and qualifications stated in its opinion, such consideration was fair to Information Resources' stockholders from a financial point of view.

*
For a complete description of the terms used in this Annex, you should refer to the Registration Statement on Form S-4 and preliminary prospectus dated September 8, 2003 of Information Resources, Inc. Litigation Contingent Payment Rights Trust, each as amended from time to time. You can obtain a copy of these materials from the SEC's website at www.sec.gov or from MacKenzie Partners at no cost.

        The full text of William Blair's written opinion, dated September 6, 2003, which describes the assumptions made, general procedures followed, matters considered, and limitations on the scope of review undertaken by William Blair in rendering its opinion, is filed as exhibit 99.7 to the Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust. William Blair's opinion is directed only to the fairness, from a financial point of view and as of the date of the opinion, of such consideration then proposed to be received by the Information Resources stockholders, and William Blair's opinion does not constitute a recommendation to any Information Resources stockholder as to whether to tender their shares in the offer or as to how such stockholder should vote with respect to the merger. Information Resources' stockholders are urged to read the opinion carefully and in its entirety.

        In connection with its review of the proposed merger and the preparation of its opinion, William Blair reviewed, among other things:

  •
  a draft of the merger agreement dated September 6, 2003;

  •
  a draft of the contingent value rights agreement dated September 5, 2003;

  •
  drafts of various other agreements and filings with the Securities and Exchange Commission related to the transactions contemplated by the merger agreement;

  •
  certain audited historical financial statements of Information Resources for each of the three years ended December 31, 2000, 2001 and 2002;

  •
  the unaudited financial statements of Information Resources for the six months ended June 30, 2003;

  •
  certain internal business, operating and financial information and forecasts of Information Resources (referred to in this prospectus as "forecasts"), prepared by the senior management of Information Resources;

  •
  information regarding publicly available financial terms of certain other business combinations William Blair deemed relevant;

  •
  the financial position and operating results of Information Resources compared with those of certain other publicly traded companies William Blair deemed relevant;

  •
  current and historical market prices and trading volumes of the common stock of Information Resources;

  •
  certain other publicly available information on Information Resources; and

  •
  information regarding the background and status of the antitrust litigation.

        William Blair also discussed the matters listed above with members of the senior management of Information Resources and Gingko Corporation and its affiliates, respectively, to discuss the foregoing, considered other matters which it deemed relevant to its inquiry and took into account the accepted financial and investment banking procedures and considerations it deemed relevant. In connection with its engagement, William Blair was requested to approach, and William Blair did hold discussions with, various third parties regarding their interest in a possible transaction with Information Resources.

        In rendering its opinion, William Blair assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with William Blair for purposes of its opinion, including, without limitation, the forecasts provided by senior management. William Blair did not make or obtain an independent valuation or appraisal of the assets, liabilities or solvency of Information Resources or Gingko Corporation. William Blair was advised by the senior management of Information Resources that the forecasts it examined were reasonably prepared on a good faith basis reflecting the best currently available estimates and judgments of the senior management of Information Resources. In that regard, William Blair assumed, with Information Resources' consent, that (i) the forecasts will be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of Information Resources were as set forth in Information Resources' financial statements or other information made available to William Blair. William Blair expressed no opinion with respect to the forecasts or the estimates and judgments on which they are based. William Blair was not requested, and William Blair did not undertake, to make any valuation of the antitrust litigation to Information Resources, and William Blair expressed no opinion with respect thereto.

        William Blair's opinion was based upon economic, market, financial and other conditions existing on, and other information disclosed to it as of, September 6, 2003. It should be understood that, although subsequent developments may affect its opinion, William Blair did not, and does not, have any obligation to update, revise or reaffirm its September 6th opinion. William Blair further assumed that the offer and the merger would have the tax consequences described in the merger agreement. William Blair relied as to all legal matters on advice of counsel to Information Resources, and William Blair assumed, with the consent of the Information Resources board of directors, that the offer and the merger would be consummated on the terms then described in the merger agreement, without any waiver of any material terms or conditions by Information Resources. William Blair made no independent investigation as to any legal matter regarding the offer, the merger or the merger agreement and William Blair did not express any opinion with regard to any such matter. In addition, William Blair assumed, with the consent of the board of directors, that the definitive merger agreement and the definitive contingent value rights agreement would not materially vary from the drafts thereof reviewed by William Blair.

        William Blair expressed no opinion as to the price at which the common stock of Information Resources or the rights certificates would trade at any future time. Such trading prices could be affected by a number of factors, including but not limited to:

  •
  the occurrence of positive or adverse developments with respect to the antitrust litigation;

  •
  changes in prevailing interest rates and other factors which generally influence the price of securities;

  •
  adverse changes in the current capital markets;

  •
  the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of Information Resources or of Gingko Corporation or in their product market;

  •
  any necessary actions by, or restrictions of, federal, state or other governmental agencies or regulatory authorities; and

  •
  the timely completion of the merger on terms and conditions that are acceptable to all parties at interest.

        William Blair's investment banking services and its opinion were provided for the use and benefit of Information Resources' board of directors in connection with its consideration of the transactions then contemplated by the merger agreement. William Blair's opinion was limited to the fairness, from a financial point of view, to the stockholders of the then-proposed merger consideration to be received by such stockholders. William Blair did not address the merits of the underlying decision by Information Resources to engage in the offer and the merger, and its opinion does not constitute a recommendation to any stockholder whether to tender their shares in the offer or as to how such stockholder should vote with respect to the merger.

        William Blair's opinion dated September 6, 2003 replaced and superseded in its entirety William Blair's written opinion dated June 29, 2003, which related exclusively to a transaction contemplated by a prior merger agreement. As a result, William Blair's opinion dated June 29, 2003 should not be used or relied upon by any person for any purpose.

        The following discussion summarizes the material financial analyses William Blair performed in arriving at its September 6th opinion. William Blair reviewed with Information Resources' board of directors the assumptions upon which its analyses were based, as well as other factors, in a series of meetings culminating on September 6, 2003. The summary set forth below is not a complete description of the analyses performed or factors considered by William Blair.

Stock Trading History

        William Blair examined the history of the trading prices and volume for the shares.

        William Blair noted that the 52-week intra-day trading range as of June 27, 2003 (the last trading day prior to the announcement of the prior merger agreement) for Information Resources' closing stock price was $1.02 to $9.42 per share with an average closing price of $3.04 per share. William Blair noted that Information Resources' closing stock price decreased from $3.00 per share on December 12, 2002 to $1.55 per share, or 48%, one week following the announcement of the decision by Information Resources' largest client not to renew its U.S. market measurement business with Information Resources. William Blair also noted that between December 19, 2002 and April 29, 2003, the date Information Resources announced the first of two positive developments reported on Form 8-K with respect to the antitrust litigation, Information Resources' stock traded in a range between $1.02 and $1.95 per share and had an average closing price of $1.47 per share. During this period Information Resources' stock had an average daily trading volume of 274,204 shares versus its 52-week average daily trading volume as of April 29, 2003 of 183,702 shares. Also during this period, Information Resources announced results for the three months and year ended December 31, 2002 and the three months ended March 31, 2003, held conference calls with investors to discuss the results, and announced that it had retained William Blair to assist in evaluating its strategic alternatives. Between April 29, 2003 and June 27, 2003, the stock increased 91%. During this period, William Blair observed that the Russell 2000 index increased 13.4%, selected market research firms increased 27.3% and selected marketing services firms increased 4.8%. Consequently, William Blair observed that Information Resources' stock price during this period was not closely correlated to the stock prices of selected market research and marketing services firms. William Blair also noted that during the preceding twelve months prior to

June 27, 2003 72.9% of Information Resources' stock traded at or below the cash offer price of $3.30 per share, and 83.2% of Information Resources' stock had traded at or below the cash offer price plus the assumed estimated value of each rights certificate (see "—Market Reaction to Public Announcements Related to the Antitrust Litigation" below) of $4.00 per share. William Blair noted that while intra-day trading prices ranged from $3.61 to $4.50 per share between June 29, 2003 and September 5, 2003, the stock had an average closing price of $4.01 over the same period. The stock had an average closing price of $3.97 per share over the ten trading days ending September 5, and closed at $4.06 on September 5.

Rights Certificate Analysis

        Because the merger consideration included rights certificates, William Blair analyzed the market reaction to the underlying antitrust litigation, as well as the rights certificate terms, to provide a basis for an assumed estimated value for each rights certificate. In its review of the antitrust litigation, William Blair noted that significant unresolved issues existed relative to the likely outcome of the antitrust litigation that ultimately will have to be determined by a jury, if the case is tried. At the stage of the proceedings as of the date of William Blair's opinion, neither Information Resources nor its experts could estimate Information Resources' likelihood of success on the merits or the likely amount of damages that would be awarded to Information Resources. In addition, Information Resources' ultimate cost of litigation, the timing of receipt of any proceeds from a favorable final resolution of the antitrust litigation and many other material factors related to the antitrust litigation were unknown. As a result, William Blair did not attempt to value the antitrust litigation on a present value basis.

        William Blair noted that significant information about the antitrust litigation is publicly available and that certain investors view such information as relevant to investment decisions. As a result, William Blair considered whether the market trading price of Information Resources' stock reflects the public's perception of the implicit value to Information Resources of the antitrust litigation, and whether increases in the trading price of Information Resources' stock following announcements regarding the antitrust litigation reflected changes in the public's perception of the likelihood of Information Resources obtaining a favorable outcome from the antitrust litigation.

        William Blair noted that between April 29, 2003 and June 27, 2003, the only material developments related to Information Resources reported on a Form 8-K concerned rulings related to the antitrust litigation that were favorable to Information Resources. During this period, the closing price of Information Resources' common stock increased $1.42 per share, or 91%, from $1.56 per share to $2.98 per share, and 13,638,409 shares of Information Resources' stock were traded, an average daily trading volume of 324,724 shares, an increase of 46% over the average daily trading volume of the prior 30-day period. William Blair noted that the increase in Information Resources' stock price per share and trading volume coincided with the release of such announcements on Form 8-K. One day following the announcement of two favorable rulings regarding the antitrust litigation on April 29, 2003, Information Resources' closing stock price increased from $1.56 per share to $2.35 per share, or 51%, and the trading volume was 2,976,477 shares, an increase of 1,296% over the average daily trading volume of the prior 30-day period. Similarly, one day following the favorable announcement reported on Form 8-K regarding the antitrust litigation on May 21, 2003 Information Resources' closing stock price increased from $3.10 per share to $3.48 per share, or 12%, and the trading volume was 1,506,722 shares, an increase of 247% over the average daily trading volume of the prior 30-day period. Based on the foregoing factors, the $1.42 per share increase in Information Resources' stock price between April 29, 2003 and June 27, 2003 appeared to be due principally to the market's perception of an improvement in Information Resources' prospects for a favorable outcome from the antitrust litigation. William Blair noted that this resulted in an estimated value based on trading prior to June 29, 2003 of at least $0.56 per originally-proposed rights certificate (after taking into account the

60% share of the antitrust litigation proceeds, if any, allocated to the rights certificate holders, as well as the 34% implied tax rate).

        William Blair also observed the trading in Information Resources' stock between June 27, 2003 and September 5, 2003. While trading prices ranged from $3.61 to $4.50 per share between June 29, 2003 and September 5, 2003, the stock had an average closing price of $4.01 over the same period. The stock had an average closing price of $3.97 per share over the last ten trading days within this period, and closed at $4.06 on September 5, 2003. With the permission of the board of directors, William Blair made the following assumptions, which it believed to be reasonable under the circumstances:

  •
  the premium of Information Resources' stock trading price over the cash portion of the consideration to be received in the merger (referred to in this prospectus as the "trading premium") of approximately $0.70 per share reflected the public's perception of the value of the originally-contemplated rights certificates, recognizing, of course, that the public did not, and could not, have complete information regarding the antitrust litigation: and

  •
  the fact that no bona fide competing bidder emerged after June 29, 2003 suggested that little, if any, of the trading premium could be attributed to the public's perception that a materially higher bona fide offer would be made for Information Resources.

        William Blair noted that this resulted in an estimated value based on trading between June 29, 2003 and September 5, 2003 of approximately $0.70 per originally-proposed rights certificate.

        William Blair determined that, because the announcement of the agreement between Gingko Corporation and Information Resources announced on June 29, 2003 resulted in the dissemination of additional information about the antitrust litigation and more detailed analysis of the antitrust litigation by the public, the estimate of value of the originally-proposed rights certificates based on trading following June 29, 2003 was a better gauge of the public's perception of the value of the originally-proposed rights certificates than the estimated value based on trading prior to June 29, 2003.

        For purposes of its analysis, with the permission of the board of directors, William Blair made the assumption, which William Blair believed to be reasonable under the circumstances, that the estimated value of the rights certificates was at least $0.70 per rights certificate.

        William Blair noted that it believed that the estimated value of at least $0.70 per rights certificate was conservative, because neither the $0.56 per rights certificate estimate based on trading between April 29, 2003 and June 27, 2003, nor the $0.70 per rights certificate estimate based on trading between June 29, 2003 and September 5, 2003, reflect all factors of the rights certificates that could indicate a higher value for the rights certificates. Such factors for the assumed estimated value for rights certificates based on trading prior to June 29, 2003 include:

  •
  the fact that Information Resources' stock price prior to the developments reported on Form 8-K regarding the antitrust litigation most likely already reflected some amount of value for the antitrust litigation;

  •
  Information Resources' stock price also most likely already reflected the fact that Information Resources would be taxed on receipt of any proceeds of the antitrust litigation in excess of its available net operating loss carryforwards;

  •
  Gingko Corporation had committed at least $10 million in cash funding for Lawsuit costs and expenses; and

  •
  the rights certificates create a direct contractual interest in a trust that has a direct payment obligation from Gingko Corporation upon receipt of antitrust litigation proceeds and, therefore, would not require additional corporate action such as would be required for the declaration of a corporate dividend by Information Resources.

        Such factors for the assumed estimated value for rights certificates based on trading between June 29, 2003 and September 5, 2003 included the increase in the rights certificates' sharing ratio for Lawsuit proceeds exceeding $200 million and the benefit of Securities and Exchange Commission registration (although William Blair also noted that factors such as the taxation of rights certificates on receipt and the possible impact of public rights certificate ownership on litigation strategy might tend to offset the perceived benefits of registration). Because of the uncertain nature of these factors, William Blair did not attempt to reflect their possible impact on the rights certificates in its analysis.

Analysis of Select Publicly Traded Companies

        William Blair reviewed and compared Information Resources' financial information to corresponding financial information, ratios and public market valuation multiples for selected publicly traded companies in the market research and marketing services industries. The selected publicly traded companies in the market research industry included Arbitron, Inc., GfK Group AG, Harris Interactive, Inc., IMS Health, Inc., Ipsos, and Taylor Nelson Sofres plc. The selected publicly traded companies in the marketing services industry included Acxiom Corp., DoubleClick, Inc., Catalina Marketing Corp., Harte Hanks Communications, Inc., Valassis Communications, Inc., and VNU, N.V. William Blair compared the trading multiples of these companies at the last trading date prior to the date of William Blair's opinion to the implied offer multiples of the offer price and of the offer price plus the assumed estimated value per rights certificate observed in the market. William Blair noted that none of the selected companies is identical to Information Resources and that the only true competitor, A.C. Nielsen Co., is a division within a much larger entity, VNU, N.V. Accordingly, any analysis of the selected publicly traded companies necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of trading multiples of the selected publicly traded companies.

        Among the information William Blair considered were revenue; earnings before interest, taxes, depreciation and amortization, commonly known as EBITDA; earnings before interest and taxes, commonly known as EBIT; net income; earnings per share; gross profit margins; EBITDA and EBIT margins and net income margins; growth in revenues and net income; earnings per share income estimates for calendar year 2003; return on assets; equity and capital structure, capital expenditures as a percentage of EBITDA, and the number of years since 1999 with recurring one-time charges. The multiples and ratios implied by the offer price, the offer price plus the assumed estimated value per rights certificate observed in the market, and for the selected companies were based on the most recent publicly available financial information and the selected companies' closing share prices on September 5, 2003. Earnings per share estimates for calendar year 2003 were based on projections from senior management for Information Resources and consensus equity research analysts per First Call and I/B/E/S for the selected companies.

        William Blair noted that Information Resources in its ordinary course of business regularly purchases market measurement data from retailers for cash. Data purchased from retailers is capitalized and amortized over a 28 month period and represents a material and recurring cash expenditure to Information Resources in its operations that totaled approximately $145 million during the twelve months ended June 30, 2003 and $141 million for the year ended December 31, 2002. Furthermore, William Blair noted that management believes such data acquisition costs are not common to, and do not materially impact, the operations and cash flows of selected public companies in the market research and marketing services industries. Accordingly, management believes that it is appropriate in evaluating the operating cash flows of its business to adjust EBITDA for the impact of cash expenditures for the purchase of market measurement data from retailers. For such operational and comparative purposes, management calculates an adjusted EBITDA defined as operating income plus equity in earnings (loss) of affiliated companies, minority interest in losses of subsidiaries, amortization of deferred data procurement costs, depreciation and amortization of capitalized software costs and intangibles, and restructuring charges, less cash data acquisition costs, or "adjusted EBITDA." For purposes of the analyses described herein, William Blair utilized adjusted EBITDA for Information Resources.

        For the analysis of certain publicly traded companies, William Blair calculated the trading multiples of market capitalization plus preferred equity, total debt, minority interest, less cash and cash equivalents, or "total value," to revenue for the latest twelve months ended June 30, 2003 or to the latest twelve month period available, or "LTM revenue," to EBITDA for the latest twelve months ended June 30, 2003 or to the latest twelve month period available, or "LTM EBITDA," and to EBIT for the latest twelve months ended June 30, 2003 or to the latest twelve month period available, or "LTM EBIT." William Blair also calculated the trading multiples of market trading price to earnings per share for the latest twelve months ended June 30, 2003 or to the latest twelve month period available, or "LTM P/E," and to projected earnings per share for the calendar year ended December 31, 2003, or "Calendar 2003P P/E."

        Information regarding the multiples implied by the offer compared to the trading multiples from William Blair's analysis of selected market research and marketing services companies is set forth in the following tables:

SELECTED MARKET RESEARCH COMPANIES
IMPLIED TRADING MULTIPLES

			Offer+ Rights Certificate Multiples		Implied Trading Multiples
Multiple	Offer Multiples
					Range	Mean	Median
Total value to LTM revenue	0.18x		0.21x		1.09x to 4.62x	2.57x	2.46x
Total value to LTM EBITDA	3.3x	(1)	4.0x	(2)	8.5x to 29.0x	15.0x	12.6x
Total value to LTM EBIT	19.5x		23.7x		11.7x to 29.0x	18.5x	14.4x
LTM P/E	48.0x		58.2x		17.3x to 71.4x	38.1x	30.9x
Calendar 2003P P/E	33.0x		40.0x		17.5x to 45.9x	30.6x	28.8x

(1)
adjusted EBITDA, as defined, for Information Resources.

(2)
adjusted EBITDA, as defined, for Information Resources.

        William Blair noted that the implied offer multiples and the implied offer including the rights certificate multiples for Information Resources at the proposed cash offer price of $3.30 per share and assuming a value per rights certificate of $0.70 were below the relevant range on a total value to LTM revenue and to LTM EBITDA basis, and above the mean and median on a total value to LTM EBIT, LTM P/E and 2003P P/E basis.

SELECTED MARKETING SERVICES COMPANIES
IMPLIED TRADING MULTIPLES

			Offer+ Rights Certificate Multiples		Implied Trading Multiples
Multiple	Offer Multiples
					Range	Mean	Median
Total value to LTM revenue	0.18x		0.21x		1.70x to 5.43x	2.55x	1.86x
Total value to LTM EBITDA	3.3x	(3)	4.0x	(4)	5.9x to 12.1x	8.8x	8.8x
Total value to LTM EBIT	19.5x		23.7x		8.4x to 45.1x	19.4x	11.7x
LTM P/E	48.0x		58.2x		13.0x to 34.9x	21.2x	18.5x
Calendar 2003P P/E	33.0x		40.0x		13.7x to 29.2x	20.6x	19.5x

(3)
adjusted EBITDA, as defined, for Information Resources.

(4)
adjusted EBITDA, as defined, for Information Resources.

        William Blair noted that the implied offer multiples and the implied offer including the rights certificate multiples for Information Resources at the proposed cash offer price of $3.30 per share and assuming a value per rights certificate of $0.70 were below the relevant range on a total value to LTM revenue and to LTM EBITDA basis, and above the mean and median on a total value to LTM EBIT, LTM P/E and Calendar 2003P P/E basis.

        William Blair observed several factors that suggested total value multiples to LTM revenue and to LTM EBITDA were less relevant in its selected companies analyses. Factors noted by William Blair included:

  •
  Information Resources' total revenue fluctuated from year to year over the last five years, grew at a relatively modest growth rate of 2.1% over that period and decreased during two of the last three years;

  •
  Information Resources achieved low LTM EBIT margins of approximately 1.0% versus median LTM EBIT margins of 8.2% and 13.8% for selected public companies in the market research and marketing services industries, respectively;

  •
  Information Resources' unique policies related to data acquisition costs and data amortization;

  •
  capital expenditures for Information Resources (which averaged $23.9 million annually over the last five years) were 0.47x adjusted EBITDA during calendar year 2002 versus median capital expenditures of 0.20x and 0.16x calendar year 2002 EBITDA for selected public companies in the market research and marketing services industries, respectively;

  •
  Information Resources incurred operating losses each year between 1999 and 2002 due in part to recurring special charges in each of these four years which averaged over $17.2 million annually and totaled $10.0 million over the latest twelve months ended June 30, 2003; and

  •
  Information Resources' Performance Measurement business requires a high, relatively fixed cost investment which can result in substantial profitability swings based on incremental client or revenue gains or losses.

        Over the last five years Information Resources offset the impact of operating losses on its cash flow with substantial decreases in net working capital. Between 1998 and 2002 net cash decreased. Cash and cash equivalents decreased from $11.1 million in 1998 to $9.0 million in 2002 and total debt increased from $4.6 million in 1998 to $8.1 million in 2002. Based on the foregoing, William Blair observed that total value multiples to LTM revenue and to LTM adjusted EBITDA for Information Resources were not directly comparable to multiples of LTM revenue and to LTM EBITDA of selected companies.

Selected Acquisitions Analysis

        William Blair examined 18 transactions announced and closed between August 1, 1997 and July 10, 2003. The selected transactions were not intended to be representative of the entire range of possible transactions in the market research and marketing services industries. William Blair compared the purchase multiples of these transactions to the implied offer multiples and the implied offer including the assumed estimated value per rights certificate multiples. William Blair noted that the transaction with a target most comparable to Information Resources was the acquisition of A.C. Nielsen Co. by VNU. N.V. which closed February 16, 2001. William Blair also noted that while the acquisition of A.C. Nielsen Co. by VNU, N.V. was most comparable to the offer, none of the selected companies or transactions is identical to Information Resources, the offer or the merger.

        For the analysis of selected acquisitions, William Blair reviewed the consideration paid in these transactions in terms of the total value and in terms of the price paid for the common stock, or the "equity purchase price." William Blair reviewed total value as a multiple of revenues for the latest twelve months prior to the announcement of these transactions, or "LTM revenues," as a multiple of LTM EBITDA and as a multiple LTM EBIT. William Blair also reviewed the equity purchase price as a multiple of net income for the latest twelve months prior to the announcement of these transactions, or "LTM net income."

        Information regarding the multiples implied by the terms of the offer compared to the purchase multiples from William Blair's analysis of the acquisition of A.C. Nielsen Co. by VNU, N.V. and other selected market research and marketing services company acquisitions is set forth in the following table:

SELECTED TRANSACTIONS IN THE
MARKET RESEARCH AND MARKETING SERVICES
INDUSTRIES

			Offer+ Rights Certificate Multiples			Implied Trading Multiples
Multiple	offer Multiples				ACNielsen/ VNU Multiples
						Range	Mean	Median
total value to LTM revenue	0.18x		0.21x		1.48x	0.44x to 2.02x	1.13x	1.01x
total value to LTM EBITDA	3.3x	(5)	4.0x	(6)	9.9x	5.5x to 20.4x	11.3x	10.5x
total value to LTM EBIT	19.5x		23.7x		15.9x	7.3x to 37.8x	17.2x	15.6x
equity purchase price to LTM net income	48.0x		58.2x		25.6x	14.3x to 30.8x	25.2x	25.6x

(5)
adjusted EBITDA, as defined, for Information Resources.

(6)
adjusted EBITDA, as defined, for Information Resources.

        William Blair noted that the implied offer multiples and the implied offer including the rights certificate multiples for Information Resources at the proposed cash offer price of $3.30 per share and assuming a value per rights certificate of $0.70 were below the relevant range on a total value to LTM revenue and to LTM EBITDA basis, and above the mean and median on both a total value to LTM EBIT and on an equity purchase price to LTM net income basis. William Blair also noted that the implied offer multiples and the implied offer including the rights certificate multiples for Information Resources were below the multiples implied in the A.C. Nielsen Co. acquisition on a total value to LTM revenue and to LTM EBITDA basis, and above the multiples implied in the A.C. Nielsen Co. acquisition on both a total value to LTM EBIT and on an equity purchase price to LTM net income basis.

        For the same reasons cited in "—Analysis of Select Publicly Traded Companies" above, William Blair noted that total value multiples to LTM revenue and to LTM EBITDA were less relevant in its selected acquisitions analyses.

Premium Analysis of Selected Transactions

        In addition to evaluating purchase multiples in transactions in the market research and marketing services industries, William Blair analyzed the premiums paid over a public company's stock price prior to the announcement of a transaction in the same 18 transactions in the market research and marketing services industries deemed by William Blair to be relevant, which were announced and closed between August 1, 1997 and July 10, 2003. William Blair noted that Information Resources' most recent stock price had already reflected the announcement of a planned merger, which was generally not the case for other selected transactions. William Blair believed that the relevant price upon which to base offer premiums for Information Resources was its closing price on June 27, 2003. The premium analysis conducted by William Blair indicated the following:

SELECTED TRANSACTIONS IN THE
MARKET RESEARCH AND MARKETING SERVICES
INDUSTRIES

		Implied Offer+ Rights Certificate Premiums
				Premiums Paid
Trading Date Relative to June 29, 2003	Implied Offer Premiums		ACNielsen/ VNU Multiples
				Range	Mean	Median
One day before	10.7%	34.2%	49.2%	9.0% to 51.3%	29.0%	26.4%
One week before	-2.4%	18.3%	42.4%	11.0% to 71.2%	35.5%	36.9%
Four weeks before	-2.7%	18.0%	56.8%	21.3% to 62.5%	40.6%	36.6%
Ten weeks before	161.9%	217.5%	60.2%	18.8% to 116.0%	51.5%	43.0%

        William Blair noted that the implied offer premium and the implied offer including the rights certificate premium for Information Resources at the proposed cash offer price of $3.30 per share and assuming a value per rights certificate of $0.70 were within the relevant range implied by premiums paid in selected transactions in the market research and marketing services industries one day before announcement, below the relevant range implied by premiums paid four weeks before announcement, and above the relevant range for implied by premiums paid ten weeks before announcement. On premiums paid one week before announcement, the implied premiums at the proposed cash offer price of $3.30 was below the relevant range, and the implied offer premium including the rights certificate was within the relevant range, but below the mean and median. William Blair also noted that the implied offer premium and the implied offer including the rights certificate premium for Information Resources were below the premium implied in the A.C. Nielsen Co. acquisition one day, one week, and four weeks before announcement, and above the premium implied ten weeks before announcement.

        William Blair noted that Information Resources' stock price already reflected the fact that Information Resources publicly announced it had hired an investment banker to evaluate strategic alternatives whereas this was generally not the case for many of the selected transactions. William Blair also noted that the premium implied by the offer was compressed by the increase in the stock price related to the positive developments regarding the antitrust litigation. As such, William Blair believed that the implied premium of the offer including the rights certificate was more relevant than the premium implied only by the offer. William Blair also noted that the cash portion alone of the offer price of $3.30 per share represented a 112% premium to the closing stock price on April 29, 2003 of $1.56.

Premium Analysis of Acquisitions of Public Companies

        William Blair analyzed the premiums paid over a public company's stock price prior to the announcement of a transaction in 479 transactions announced between January 1, 2002 and September 5, 2003. William Blair noted that Information Resources' most recent stock price had already reflected the announcement of a planned merger, which was generally not the case for other selected transactions. William Blair believed that the relevant price to upon which to base offer premiums for Information Resources was its closing price on June 27, 2003. The premium analysis conducted by William Blair indicated the following:

ALL PUBLIC COMPANY ACQUISITIONS SINCE JANUARY 1, 2002

		Implied Offer+ Rights Certificate Premiums	Premiums Paid Percentile
Trading Date Relative to Transaction Announcement	Implied Offer Premiums
			25th	50th	75th
One day before	10.7%	34.2%	13%	29%	57%
One week before	-2.4%	18.3%	16%	32%	62%
Four weeks before	-2.7%	18.0%	19%	38%	69%
Ten weeks before	161.9%	217.5%	17%	40%	81%

        William Blair noted that the implied offer premiums and the implied offer including the rights certificate premiums for Information Resources at the proposed cash offer price of $3.30 per share and assuming a value per rights certificate of $0.70 were below the 25th percentile of the implied premiums paid in public transactions since January 1, 2002 four weeks before announcement, and above the 75th percentile of the implied premiums paid ten weeks before announcement. The implied premiums one week before the announcement were below the 25th percentile for the cash offer price of $3.30, and between the 25th and 50th percentile for the cash offer price plus the assumed estimated value of the rights certificate. The implied premium one day before announcement of the merger was below the 25th percentile for the cash offer price of $3.30 per share and between the 50th and 75th percentile for the cash offer price plus the rights certificate.

        William Blair also analyzed the premiums paid over a public company's stock price prior to the announcement of a transaction in 286 transactions announced between January 1, 2002 and September 5, 2003 that were completed using substantially all cash as consideration. William Blair noted that Information Resources' most recent stock price had already reflected the announcement of a planned merger, which was generally not the case for other selected transactions. William Blair believed that the relevant price to upon which to base offer premiums for Information Resources was its closing price on June 27, 2003. The premium analysis conducted by William Blair indicated the following:

ALL PUBLIC COMPANY ACQUISITIONS SINCE JANUARY 1, 2002
USING SUBSTANTIALLY ALL CASH AS CONSIDERATION

		Implied Offer+ Rights Certificate Premiums	Premiums Paid Percentile
Trading Date Relative to Transaction Announcement	Implied Offer Premiums
			25th	50th	75th
One day before	10.7%	34.2%	12%	32%	61%
One week before	-2.4%	18.3%	16%	33%	64%
Four weeks before	-2.7%	18.0%	20%	39%	72%
Ten weeks before	161.9%	217.5%	18%	43%	84%

        William Blair noted that the implied offer premiums and the implied offer including the rights certificate premiums for Information Resources at the proposed cash offer price of $3.30 per share and assuming a value per rights certificate of $0.70 were below the 25th percentile of the implied premiums paid in public transactions since January 1, 2002 using substantially all cash as consideration four weeks before announcement, and above the 75th percentile of the implied premiums paid ten weeks before announcement. The implied premiums one week before the announcement were below the 25th percentile for the cash offer price of $3.30, and between the 25th and 50th percentile for the cash offer price plus the rights certificate. The implied premiums one day before announcement of the merger were below the 25th percentile for the cash offer price of $3.30 per share and between the 50th and 75th percentile for the cash offer price plus the rights certificate.

        William Blair also analyzed the premiums paid over a public company's stock price prior to the announcement of a transaction in 141 transactions announced between January 1, 2002 and September 5, 2003 with implied total values of between $50 million and $200 million. William Blair noted that Information Resources' most recent stock price had already reflected the announcement of a planned merger, which was generally not the case for other selected transactions. William Blair believed that the relevant price to upon which to base offer premiums for Information Resources was its closing price on June 27, 2003. The premium analysis conducted by William Blair indicated the following:

ALL PUBLIC COMPANY ACQUISITIONS SINCE JANUARY 1, 2002
WITH TOTAL VALUES BETWEEN $50 MILLION AND $200 MILLION

		Implied Offer+ Rights Certificate Premiums	Premiums Paid Percentile
Trading Date Relative to Transaction Announcement	Implied Offer Premiums
			25th	50th	75th
One day before	10.7%	34.2%	12%	27%	52%
One week before	-2.4%	18.3%	17%	31%	56%
Four weeks before	-2.7%	18.0%	20%	33%	65%
Ten weeks before	161.9%	217.5%	22%	43%	68%

        William Blair noted that the implied offer premiums and the implied offer including the rights certificate premiums for Information Resources at the proposed cash offer price of $3.30 per share and assuming a value per rights certificate of $0.70 were below the 25th percentile of the implied premiums paid in public transactions since January 1, 2002 with total values between $50 million and $200 million four weeks before announcement, and above the 75th percentile of the implied premiums paid ten weeks before announcement. The implied premiums one week before the announcement were below the 25th percentile for the cash offer price of $3.30, and between the 25th and 50th percentile for the cash offer price plus the rights certificate. The implied premiums one day before announcement of the merger were below the 25th percentile for the cash offer price of $3.30 per share and between the 50th and 75th percentile for the cash offer price plus the assumed estimated value of the rights certificate.

        William Blair also analyzed the premiums paid over a public company's stock price prior to the announcement of a transaction in 84 transactions announced between January 1, 2002 and September 5, 2003 with implied total values of between $50 million and $200 million using substantially all cash as consideration. William Blair noted that Information Resources' most recent stock price had already reflected the announcement of a planned merger, which was generally not the case for other selected transactions. William Blair believed that the relevant price to upon which to base offer premiums for Information Resources was its closing price on June 27, 2003. The premium analysis conducted by William Blair indicated the following:

ALL PUBLIC COMPANY ACQUISITIONS SINCE JANUARY 1, 2002
WITH TOTAL VALUES BETWEEN $50 MILLION AND $200 MILLION
USING SUBSTANTIALLY ALL CASH AS CONSIDERATION

		Implied Offer+ Rights Certificate Premiums	Premiums Paid Percentile
Trading Date Relative to Transaction Announcement	Implied offer Premiums
			25th	50th	75th
One day before	10.7%	34.2%	9%	24%	51%
One week before	-2.4%	18.3%	16%	32%	51%
Four weeks before	-2.7%	18.0%	19%	35%	65%
Ten weeks before	161.9%	217.5%	21%	45%	68%

        William Blair noted that the implied offer premiums and the implied offer including the rights certificate premiums for Information Resources at the proposed cash offer price of $3.30 per share and assuming a value per rights certificate of $0.70 were below the 25th percentile of the implied premiums paid in public transactions since January 1, 2002 with total values between $50 million and $200 million using substantially all cash as consideration four weeks before announcement, and above the 75th percentile of the implied premiums paid ten weeks before announcement. The implied premiums one week before the announcement were below the 25th percentile for the cash offer price of $3.30, and between the 25th and 50th percentile for the cash offer price plus the rights certificate. The implied offer premiums paid one day before announcement for Information Resources at the proposed cash offer price were between the 25th and 50th percentile, and between the 50th and 75th percentile assuming the implied value at the proposed cash offer price plus the value of the rights certificate.

        As mentioned above, William Blair noted that Information Resources' stock price already reflected the fact that Information Resources publicly announced it had hired an investment banker to evaluate strategic alternatives whereas this was generally not the case for many of the selected transactions. William Blair also noted that the premium implied by the offer was compressed by the increase in the stock price related to the positive developments regarding the antitrust litigation. As such, William Blair believed that the implied premium of the offer including the rights certificate was more relevant than the premium implied only by the offer.

Discounted Cash Flow Analysis

        Using a discounted cash flow analysis, William Blair estimated the net present value of the free cash flows that Information Resources expects to generate on a stand-alone basis over a five-year period from 2003 to 2007. Free cash flows were defined as EBIT after taxes (net of net operating loss carryforwards) plus depreciation and amortization less capital expenditures, cash data acquisition costs, and increases in working capital. In estimating the value of these cash flows, William Blair relied upon the forecasts provided by management for the years 2003 through 2007 on a stand-alone basis. The forecasts provided by management assumed that total revenue would grow at a compounded annual rate of 2.6% from $555 million in 2002 to $630 million in 2007 and that EBIT margins before restructuring would increase progressively from 1.2% in 2002 to 4.5% in 2007 and averaged 3.0% from 2003 to 2007. William Blair made several observations regarding the forecasts, including (i) Information Resources experienced a decrease in total revenue in two of the last three years and had an average revenue growth rate of 0.6% over the last three years, (ii) Information Resources' targeted EBIT margin before restructuring in 2007 of 4.5% has not been achieved since 1993, (iii) the highest EBIT margin before restructuring Information Resources achieved since 1993 was 3.3% in 1997, (iv) a substantial component of revenue growth and margin improvement was dependent on new products that are not yet proven in the market, and (v) Information Resources' Performance Measurement business requires a high, relatively fixed cost investment which can result in substantial profitability swings based on incremental client and revenue gains and losses.

        William Blair calculated an enterprise value for Information Resources at the conclusion of the five-year period ending in 2007, commonly referred to as the terminal value. In calculating the terminal value, William Blair assumed growth in perpetuity of the free cash flows for calendar year 2007 at rates ranging from 1.0% to 3.0%, which William Blair believed to be appropriate for this analysis. The annual cash flows and terminal value were discounted at rates between 12% and 16% to determine a net present value of the enterprise value of Information Resources as of August 31, 2003. Equity value was calculated as enterprise value less debt as of June 30, 2003 plus cash and cash equivalents as of June 30, 2003. The discounted cash flow analysis of the forecasts provided by management conducted by William Blair indicated the following:

Stand-alone Valuation of the Equity	$172 million to $279 million
Per Share Price Range	$5.71 to $9.26

        William Blair noted that the forecasts provided by management were sensitive to various financial assumptions. To illustrate the sensitivities to the forecasts, management provided William Blair with an alternative to its financial model with alternative assumptions from 2003 to 2007, including reduced compounded annual revenue growth rate of 1.6% from 2002 to 2007, reduced annual EBIT margins that average 1.8% from 2003 to 2007. The discounted cash flow analysis of the forecasts with sensitivities provided by management conducted by William Blair indicated the following:

Stand-alone with Sensitivities Valuation of the Equity	$87 million to $128 million
Per Share Price Range	$2.89 to $4.23

General

        This summary is not a complete description of the analysis performed by William Blair. The preparation of an opinion regarding fairness involves determinations about the most appropriate and relevant methods of financial analysis and the application of these methods in particular circumstances. As a result, an opinion regarding fairness is not easily summarized. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the transaction and add to the total mix of information available. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the merger consideration. Rather, in reaching its conclusion, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair did not place particular reliance or weight on any particular analysis, but instead concluded that its analyses, taken as a whole, supported its determination. William Blair believes that its analyses must be considered as a whole. Selecting portions of William Blair's analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to Information Resources, the offer or the merger. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by these analyses.

        William Blair was not retained as an advisor or agent to Information Resources' stockholders or any other person. Information Resources retained William Blair solely as an advisor to Information Resources' board of directors. William Blair's opinion is not an opinion about the price at which the shares would trade at any time. Information Resources' board of directors determined the merger consideration in arms-length negotiations in which William Blair advised Information Resources' board of directors. Information Resources did not impose any restrictions or limitations on William Blair with respect to the investigations made or the procedures that William Blair followed in rendering its opinion.

        William Blair is a nationally recognized firm and is regularly engaged in the valuation of businesses and securities in connection with merger transactions and other types of strategic combinations and acquisitions. William Blair was paid a customary fee for its services, a significant portion of which is contingent upon consummation of the merger. In addition, Information Resources has agreed to reimburse William Blair for all of its out-of-pocket expenses (including fees and expenses of its counsel and any other independent experts retained by William Blair) reasonably incurred by it in connection with its services to Information Resources in this engagement. Information Resources has also agreed to indemnify William Blair against potential liabilities arising out of its engagement.

        In the ordinary course of its business, William Blair and its affiliates may actively trade securities of Information Resources for their own account and for the accounts of their customers and, accordingly, may hold a long or short position in such securities. William Blair intends to make a market in the certificates at such time as the certificates have been issued and approved for listing on the Nasdaq OTC Bulletin Board.

ANNEX 3

RISK FACTORS

        INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AS WELL AS ALL THE OTHER INFORMATION SET FORTH IN THE DOCUMENTS FILED BY US WITH THE SECURITIES EXCHANGE COMMISSION REGARDING THE CONTINGENT VALUE RIGHTS CERTIFICATES.

Payments, if any, to Contingent Value Rights certificate holders cannot be assured, as the outcome of the antitrust litigation cannot be predicted with any certainty.

        The value of the Contingent Value Rights certificates depends on the outcome of the antitrust litigation. The trust will only make cash payments on the Contingent Value Rights certificates if and to the extent that it receives payments in accordance with the contingent value rights agreement in respect of proceeds received by Information Resources, its subsidiaries or their affiliates as a result of the antitrust litigation. There can be no assurance that Information Resources will obtain a judgment or settlement favorable to it as a result of the antitrust litigation. In addition, if there is a recovery, there can be no assurance as to the timing of any such recovery. It could be a lengthy time before any recovery is obtained. If the antitrust litigation does not ultimately result in a judgment or settlement favorable to Information Resources, the Contingent Value Rights certificates will be worthless. It is not possible to predict the timing or outcome of the resolution of the antitrust litigation with any certainty.

        None of the trust, Gingko Corporation, Information Resources, or any of their respective affiliates, make any representations as to the amount, if any, of any potential recovery from the antitrust litigation or when, if ever, any recovery may be obtained.

The antitrust litigation will be controlled by rights agents whose interests may not be aligned with those of the Contingent Value Rights certificate holders.

        The contingent value rights agreement will provide that a body of five individuals acting as rights agents will direct and supervise the antitrust litigation. Two rights agents will be appointed by Information Resources (under its current management) to represent the interests of the Contingent Value Rights certificate holders, two will be appointed by Gingko Corporation, and those four individuals will select a fifth, independent rights agent. In making any decision or determination with respect to the antitrust litigation, the rights agents will be required to maximize the present value to Gingko Corporation and the trust of any potential future litigation proceeds. A decision to settle the litigation requires the approval of a majority of the rights agents appointed by Information Resources and the rights agents appointed by Gingko Corporation. Therefore, the rights agents appointed by Gingko Corporation will have an effective veto over any decision to settle the antitrust litigation.

        The interests of Gingko Corporation in any settlement of the antitrust litigation will not necessarily be aligned with the interests of the Contingent Value Rights certificate holders. For example, Gingko Corporation may prefer a settlement that includes, in addition to cash payments, agreements by the defendants to refrain from future unlawful anti-competitive conduct over an alternative settlement that includes no such agreements, even if the alternative settlement offers higher cash payments. On the other hand, the Contingent Value Rights certificate holders, who would not derive the same benefit as Gingko Corporation from agreements by the defendants to refrain from future unlawful anti-competitive conduct, presumably would prefer the alternative settlement offering higher cash payments, which would result in correspondingly higher payments on the Contingent Value Rights certificates. In those circumstances, however, the rights agents appointed by Gingko Corporation would be able to veto the alternative settlement, and any veto of that settlement alternative would be final and binding on the other rights agents, the trust and the Contingent Value Rights certificate holders.

The initial rights agents have not yet been identified and the rights agents may not be satisfactory to recipients of Contingent Value Rights certificates.

        Gingko Corporation and Information Resources have not yet identified the individuals that they intend to appoint as rights agents, and are not required to select those individuals until immediately prior to the issuance of Contingent Value Rights certificates in the tender offer, when the contingent value rights agreement is executed and delivered. The independent rights agent will be selected within 15 days following the execution of the contingent value rights agreement. As such, Information Resources stockholders will not have the opportunity to review the qualifications of the rights agents prior to making the decision to tender their shares of Information Resources common stock in the tender offer.

        The trust expects Information Resources will select individuals who have prior knowledge of the facts underlying the antitrust litigation to serve as the rights agents representing the interests of the Contingent Value Rights certificate holders. However, it is possible that, once appointed, any such individuals may not be satisfactory to Information Resources stockholders (or, if satisfactory, that any such individuals will not remain rights agents). Additionally, the Contingent Value Rights certificate holders will not have the power to remove any rights agent or to select any successor rights agent.

If the rights agents do not have adequate funds to prosecute the antitrust litigation, there will be no possibility of payment on the Contingent Value Rights certificates.

        As part of the overall transaction, upon consummation of the offer, Gingko Corporation has agreed to contribute $10 million to an escrow account to fund the prosecution of the antitrust litigation and to pay related expenses. Gingko Corporation may withhold $5 million from the escrow account by providing a letter of credit in the amount of $5 million for the benefit of the rights agents. There can be no assurance that the aggregate amount of $10 million provided to fund the prosecution of the antitrust litigation will not be fully expended before the antitrust litigation (and any related appeals) are concluded. None of Information Resources Gingko Corporation, Gingko Acquisition Corp., Symphony Technology II-A, L.P., Symphony Technology II GP, LLC, Romesh Wadhwani, the trust or the entities affiliated with Tennenbaum Capital Partners, LLC is or will be under any obligation to provide additional funds for this purpose.

        In addition, the declaration of trust will permit the litigation trustees of the trust, upon the instruction of the rights agents appointed by Information Resources (under its current management), to raise funds to pay expenses of the antitrust litigation in excess of $10 million by either causing the trust to incur indebtedness that represents debt of the trust (and not an ownership interest) for U.S. federal income tax purposes or causing the trust to issue additional Contingent Value Rights certificates. The trust may not be able to raise such additional funds or, if the trust is able to raise those funds, the terms of that financing may not be reasonable. If the trust is unsuccessful in raising additional funds, and if the failure to prosecute the antitrust litigation results in the dismissal of Information Resources' claims, there will be no possibility of payment on the Contingent Value Rights certificates.

Contingent value rights certificate holders will have only limited rights.

        The declaration of trust will provide that none of the trustees of the trust, Information Resources or its successors as sponsor of the trust, or certain related parties will have any liability to the trust or to holders of Contingent Value Rights certificates, other than for acts or omissions committed with gross negligence or willful misconduct and, in any event, any liability will be limited to actual, proximate, quantifiable damages.

        The declaration of trust will further provide that, with certain exceptions, no Contingent Value Rights certificate holder will have the right to enforce, institute or maintain any suit, action or proceeding against the litigation trustees or otherwise under the declaration of trust to enforce or otherwise act in respect of the Contingent Value Rights certificates unless such holder has previously given written notice to the litigation trustees of the substance of such dispute, and holders of at least a majority in interest of the issued and outstanding Contingent Value Rights certificates have joined in the request for such action.

        The declaration of trust will further provide that the Contingent Value Rights certificate holders will have no voting rights (except in connection with certain amendments to the declaration of trust and except for limited rights in connection with the removal of the institutional trustee or the Delaware trustee of the trust) and no rights to dividends, liquidation preferences or other distributions other than their pro rata share of the proceeds of the antitrust litigation paid to the trust pursuant to the contingent value rights agreement. In addition, the trust will have no assets other than the contractual right to receive payment in accordance with the contingent value rights agreement in respect of proceeds received by Information Resources, its subsidiaries and their affiliates, as a result of the antitrust litigation, and any funds raised by the trust in accordance with the declaration of trust.

The Contingent Value Rights certificates may be difficult to sell due to the absence of an active trading market for the Contingent Value Rights certificates.

        Approval of the Contingent Value Rights certificates for quotation on the NASDAQ National Market (or a comparable national securities exchange) is a condition to completion of the offer. There is no current market for the Contingent Value Rights certificates. It was recently learned from NASDAQ officials that the Contingent Value Rights certificates will not qualify for quotation on the NASDAQ National Market due to the trust's failure to satisfy Rule 4420(f) of NASDAQ's issuer quotation requirements requiring a prospective issuer, among other things, (A) to be listed on the NASDAQ National Market or The New York Stock Exchange or be an affiliate of a company listed on the NASDAQ National Market or The New York Stock Exchange and (B) to have assets in excess of $200 million and stockholders' equity of at least $10 million or assets in excess of $100 million and stockholders' equity of at least $20 million. As a result of these developments and due to the listing requirements of The New York Stock Exchange, it is believed that the Contingent Value Rights certificates are unlikely to qualify for quotation on a national securities exchange that is comparable to NASDAQ. After learning this information from NASDAQ, officials of the OTC Bulletin Board were promptly telephoned to explore the possibility of the trust applying to quote the Contingent Value Rights certificates on the OTC Bulletin Board. Information Resources' financial advisor, William Blair & Company, L.L.C., thereafter applied for quotation of the Contingent Value Rights certificates on the OTC Bulletin Board in its capacity as an authorized OTC Bulletin Board market maker, and the application for quotation is currently pending before the OTC Bulletin Board. Gingko Acquisition Corp. has informed representatives of the trust that it is prepared to consummate the tender offer if the OTC Bulletin Board approves the application for quotation. In addition, Gingko Acquisition Corp. has irrevocably waived the condition to its offer that the Contingent Value Rights certificates be approved for quotation on the NASDAQ National Market (or a comparable national securities exchange), subject to satisfaction of the condition that the certificates are approved for quotation on the OTC Bulletin Board.

        It is possible that any such quotation on the OTC Bulletin Board will not occur, whether because the Contingent Value Rights certificates will not satisfy the requirements for inclusion on the OTC Bulletin Board or otherwise. If the Contingent Value Rights certificates cannot be quoted or listed on any acceptable trading system and the offer is nevertheless consummated, there would likely be only minimal or no trading channels for the Contingent Value Rights certificates. This would result in severely reduced liquidity for investors in the Contingent Value Rights certificates after completion of the offer. Even if the Contingent Value Rights certificates are so quoted or listed and the offer is thereafter completed, it is possible that an active market will not develop or be sustained. Alternative markets such as the OTC Bulletin Board are generally considered to be less efficient than, and not as broad as, the NASDAQ National Market. Further, the price at which the Contingent Value Rights certificates would trade at any time after completion of the offer could be subject to rapid and substantial change, depending upon, among other things, developments in the antitrust litigation.

Additional contingency fee arrangements with counsel may reduce amounts available for payment to Contingent Value Rights certificate holders.

        With the approval of a majority of the rights agents, Information Resources may enter into additional contingency fee arrangements with its counsel in the antitrust litigation. Any such arrangement may reduce the aggregate amount of proceeds available to the rights holders.

The value of the Contingent Value Rights certificates may be reduced if the trust incurs debt or diluted if the trust issues additional Contingent Value Rights certificates.

        The declaration of trust will authorize the operating trustees of the trust to raise funds for the payment of trust expenses or, upon the instruction of the rights agents appointed by Information Resources (under its current management), to fund expenses of the antitrust litigation in excess of $10 million, by either causing the trust to incur indebtedness that represents debt of the trust (and not an ownership interest) for U.S. federal income tax purposes or causing the trust to issue additional Contingent Value Rights certificates. Any such indebtedness will represent a prior claim on the assets of the trust, including any Contingent Value Rights certificate payment amounts received pursuant to the contingent value rights agreement, and may reduce the aggregate amounts available for distribution to Contingent Value Rights certificate holders. Any issuance of additional Contingent Value Rights certificates will have a dilutive effect on Contingent Value Rights certificate holders, reducing the percentage of the total Contingent Value Rights certificate payment amount that holders receive with respect to each Contingent Value Rights certificate.

The trading value of an investment in Contingent Value Rights certificates may fluctuate widely.

        The price of the Contingent Value Rights certificates will depend on a number of factors. These factors include, but are not limited to, the nature of court decisions and opinions in the antitrust litigation, speculation about the outcome of the antitrust litigation and the sufficiency of the $10 million provided by Gingko Corporation to fund the prosecution of the litigation. Consequently, there could be wide fluctuations in the price of Contingent Value Rights certificates over short periods of time.

        In addition, the nature of an investment in the Contingent Value Rights certificates differs from the nature of an investment in an operating company like Information Resources. Some current Information Resources stockholders may therefore determine that investment in the Contingent Value Rights certificates does not comport with their investment policies or, in the case of corporate or institutional stockholders, that such investment may be restricted or prohibited by their charters. Such determinations by recipients of Contingent Value Rights certificates may result in a quick sale of Contingent Value Rights certificates received by those recipients in the tender offer or the merger, causing selling pressure that could adversely affect the price of the Contingent Value Rights certificates for some period following completion of the tender offer and the merger.

Limited information regarding developments in the litigation is and will be available.

        The trust will file annual reports on Form 10-K and quarterly reports on Form 10-Q that will include an overview of the status of the antitrust litigation. The trust will also file a report on Form 8-K if there is a material judicial decision in the antitrust litigation, any agreement to settle the antitrust litigation or any material development in the litigation warranting such a filing. The trust's ability to disclose details of the antitrust litigation in this prospectus or in future public filings may be limited, however, by the inherent nature and rules of judicial proceedings, including, among other things, proceedings and filings that are sealed by the court, matters involving attorney-client and work product privileges and proceedings that are conducted on a confidential basis by agreement of the parties, like settlement negotiations.

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ATTENTION: IMPORTANT INFORMATION FOR INFORMATION RESOURCES, INC. STOCKHOLDERS
CALCULATION OF POSSIBLE PAYMENT AMOUNTS
OPINION OF FINANCIAL ADVISOR
SELECTED MARKET RESEARCH COMPANIES IMPLIED TRADING MULTIPLES
SELECTED MARKETING SERVICES COMPANIES IMPLIED TRADING MULTIPLES
SELECTED TRANSACTIONS IN THE MARKET RESEARCH AND MARKETING SERVICES INDUSTRIES
SELECTED TRANSACTIONS IN THE MARKET RESEARCH AND MARKETING SERVICES INDUSTRIES
ALL PUBLIC COMPANY ACQUISITIONS SINCE JANUARY 1, 2002
ALL PUBLIC COMPANY ACQUISITIONS SINCE JANUARY 1, 2002 USING SUBSTANTIALLY ALL CASH AS CONSIDERATION
ALL PUBLIC COMPANY ACQUISITIONS SINCE JANUARY 1, 2002 WITH TOTAL VALUES BETWEEN $50 MILLION AND $200 MILLION
ALL PUBLIC COMPANY ACQUISITIONS SINCE JANUARY 1, 2002 WITH TOTAL VALUES BETWEEN $50 MILLION AND $200 MILLION USING SUBSTANTIALLY ALL CASH AS CONSIDERATION
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